Mail Stop 6010	March 2, 2006

Mr. Charles Godels
President
Avalon Development Enterprises, Inc.
770 First Avenue North
St. Petersburg, Florida  33701

Re:	Avalon Development Enterprises, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2,
		filed February 16, 2006
	File No. 333-130937

Dear Mr. Godels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2 and reissue that comment. You have apparently purchased only one property since 1999 from which you had limited revenue in the past. Statements that suggest that you have done more are inappropriate. Please revise your prospectus to describe the specific past business activity and the current status of your business and your business plan. For example you could state that you have purchased one property since 1999 that was subsequently transferred to related parties but that your business plan is to purchase additional properties that you intend to lease to professionals and offer cleaning and maintenance services.

2. We note the disclosure on page 1 where you refer to "the proven background of property acquisition demonstrated by our officers and directors...."  We also note that the company was organized in
1999,
apparently has engaged in one acquisition and disposition involving related parties, and the description of business experience of your officers and directors does not reflect direct property acquisition experience. Please provide supplemental support concerning the specific "proven" property acquisition experience of your officers and directors or revise the disclosure accordingly.

3. We note your response to our prior comment 3 and reissue that comment. We note that you still refer to "sales and marketing personnel" on page 7. Please revise your disclosure throughout the prospectus to eliminate this and any such similar statements that are inconsistent with the fact that you have only 2 full time employees.

Prospectus Cover Page

4. Please note that you are required to disclose the offering price or a bona fide estimate of a range as required by Item 501(a)(8) of
Regulation S-B. Please disclose the price at which the selling stockholders will offer their shares.

5. We note your response to our prior comment 6 and reissue that comment in part. The following two statements on the cover page still need clarification. You also state that the primary offering is for a period of 120 days and that you may or may not extend the offering for up to an additional 90 days. You then state that the offering will continue until the earlier of ___________, 2006, the date on which all of the shares offered are sold, or when you otherwise terminate the offering. What is the date that you intend to insert in the second statement? How does this relate to your statement that the offering is for a period of 120 days? Please make one clear statement regarding the duration of the offering.

Risk Factors

General

10. We note your response to our prior comment 10 and reissue that comment. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "There Is No Public Market for Our Shares, and There Is No Assurance
That One Will Develop." or describe an event that may occur in the future, such as "We May Not Be Able to Fully Implement Our Business
Plan Due to Our Lack of Experience in Building Maintenance and Cleaning." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

11. Please add a risk factor addressing the fact that since there is no required minimum aggregate offering, investors` funds are at risk to be utilized for offering and routine administrative expenses and the actual amount of proceeds received by the company may not be sufficient to implement even a minimum business plan.

(1) Our Failure to Raise Additional Capital . . . . Page 2

6. Please explain what you mean by the statement "While our
property
acquisition provides for cash payment and no debt financing
following
a sound capital financing program . . . ." or delete this
statement.
What is the anticipated cost of each building you plan to acquire? How will your property acquisitions provide for cash? What do you mean by no debt financing? What is a sound capital financing program?

7. We note your response to our prior comment 14 and reissue that comment. Please briefly describe what you mean by "sustain our operations." The revised disclosure will help investors better understand the impact of a change in your capital resources.

8. We note your response to our prior comment 15 and reissue that
comment.   Please revise to quantify and disclose your current
anticipated needs for additional financing.

(2) We may not be able to fully implement our business plan due to our limited experience in commercial building maintenance and cleaning, page 2

9. Please expand the discussion to quantify how limited your experience is. For example, how many commercial building cleaning contracts do you have? How much, if any, of your cleaning revenue is derived from related parties? We note Ms. Yovino`s cleaning experience. What, if any, experience does she or other members of management have with respect to building maintenance?

(3) We Have Generated Minimal Profits Since Inception . . . .Page
2

10. We note your reference to losses in both 2004 and 2005.
Please
revise your disclosure to place both loss numbers in "( )" or to delete the "( )" around the 2005 loss figure.

11. Please expand the discussion to explain why you have attributed the loss for 2005 primarily to the addition of Ms. Yovino. In this regard, we note the absence of revenues relating to cleaning activities during 2004, the fact that most of your revenues during 2005 were derived from cleaning activities, and that Ms. Yovino is apparently responsible for these revenues. It appears Ms. Yovino`s employment reduced your losses. Please advise or revise.

12. Please disclose the "rate of return that has been established by the Board of Directors." Please also explain how the rate of return relates to your use of your raised capital.

13. We note your response to our prior comment 17 and reissue that comment in part. Please revise to disclose the common owner with Godels, Solomon Barber, C.P.A. in this risk factor.

(5) Our Competitors Have Greater Financial Resources than We Do .
.. .
.. Page 3

14. Please revise your disclosure here to correct the following conflicting statements regarding national developers. You state that you "will still be competing with local and national builders and developers" but also state that your in your target market you believe that you "will not have competition from national developers."

15. We note the reference to your experience in leasing commercial office space. Since it appears your experience as a landlord was respect to a related party, please clarify the extent and nature of your experience in leasing commercial office space. Consider adding another risk factor that addresses the risk related to your lack of commercial leasing experience.

(6) There are Critical Relationships . . . . Pages 3-4

16. We note your response to our prior comment 22 and reissue that comment. We note your response regarding the confidentiality of the key contacts. Please note that you are required to disclose all material information regarding the business in the prospectus. In the event that you determine that the names of the key contacts are not material information, you may describe the contacts without disclosing their identity. For example, you may describe the nature of the contacts, the type of relationship (i.e. accounting client), the number of contacts, etc. If you have any written or oral agreements that are material, those agreements should be summarized in the business section. Any material written agreements should also be filed as exhibits to the registration statement. You may request confidential treatment under Rule 406 under the Securities Act for certain sections of those agreements. See also our Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance`s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing. The bulletin is available on the SEC web address, http://www.sec.gov. Please select "Staff Legal Bulletins," and then select "SLB 1" and "SLB 1A."

17. We note your response to our prior comment 23 and reissue that comment. You state that any disruption in these critical business relationships would make it difficult for you to compete effectively.
Please provide a more robust discussion of this statement. For example, at a minimum you should explain why the relationships are critical, where the relationships stand and whether you can develop substitute relationships.

18. We note your response to our prior comment 24 and reissue that comment. Please revise your disclosure to explain why contacts in the finance and accounting industry are critical to your future success. We note that your business plan involves the acquisition and development of commercial property and cleaning and maintenance services. If you plan to pay cash for the properties you acquire, why are banking and mortgage brokerage contacts critical.

19. Since Ms.Yovino is the head of your cleaning/maintenance division and is responsible for sales, marketing, and work production, please explain why Mr. Godels contacts are critical or why this risk factor is necessary. In this regard, please describe how Mr. Godel`s contacts have helped the development of the company since its inception in 1999.

Plan of Distribution, pages 13-15

20. We note your response to our prior comment 31 and reissue that comment. Please revise your disclosure to name Mr. Godels as an "underwriter." It is not necessary for him to "purchase" the shares to be deemed an underwriter. Any person who "offers or sells for an issuer" in connection with the distribution of a security is an underwriter under Section 2(a)(11) of the Securities Act.

Description of Business, pages 15-19

21. Please revise your disclosure to explain how you modified your business plan and to describe your original business plan.

22. Please expand the discussion to include the dates of the various transactions and events.

23. Please expand the discussion concerning the meeting at which there was unanimous shareholder approval of the transfer to indicate the specific date such meeting occurred and the percentage of voting shares held by the Godels` or their affiliates at the time of such meeting.

24. Please revise your disclosure to state the price at which you transferred 770 1st Avenue to Bahia Shores. Please also explain what you mean by the statement that Charles and Marguerite Godels "had taken the risk on this purchase."

25. Please expand the discussion to indicate the consideration you received for the transfer to Bahia Shores and the value of the property at the time of such transfer. In addition, please expand the discussion to explain how the transfer of the property enabled the company "to acquire future properties without any co-mingling of assets."

26. Please expand the discussion concerning the 1st Avenue property to clarify the extent to which space in the building is rented to tenants unaffiliated with the Godels.

27. We note your response to our prior comment 38 and reissue that comment in part. Please revise your disclosure to describe how you plan to finance the acquisition of properties.

28. We note your statement that you will limit your target market to
Tampa Bay because of the over twenty years of practicing as a CPA by your President. Please revise to clarify that your President has practiced in the Tampa Bay area.

29. We note your response to our prior comment 41 and reissue that comment. You state that you have developed an "individualized approach to acquiring small commercial building and offering building cleaning, maintenance services, and equipment leasing." Please revise your disclosure to explain what about your approach makes it
"individualized."

30. Please provide a more robust discussion of how your President
"customizes financial strategies for clients through the use of real estate."

31. Please revise your disclosure to explain what makes your approach
"boutique."

Certain Relationships and Related Transactions, page 19

32. Please revise your disclosure to describe all the material facts about the 770 1st Avenue transaction in this section. For example, please also disclose the purchase price of the property and the relationship of Mr. Godel and his wife with Bahia Shores.

33. In addition, please explain what you mean by the statement that the transfer was for the "balance of the mortgage." Did Bahia assume the mortgage? Is the company still liable under the mortgage?

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations, pages 20-26

Management`s Discussion and Analysis of Financial Condition, page
20

Results of Operations, page 22

General, page 22

34. Please revise the first sentence of your disclosure to reflect that your revenues in 2005 were generated from cleaning/maintenance services and equipment leasing.

Results of Operations for the Years Ended December 31, 2005, page
22

35. Please revise your discussion to include narrative discussion of what resulted in material changes to your revenues and expenses between this and the prior period.

Liquidity and Capital Resources, page 25

36. Please revise your disclosure to quantify your current anticipated future liquidity needs in this section. You should discuss both your short-term and long-term liquidity requirements and quantify each to the extent practicable. You should also explain how your current working capital is not sufficient to sustain your operations.

37. Please revise your disclosure in this section to quantify and disclose your past and current liquidity sources. For example, please disclose the amount of funds raised by equity issuances to stockholders, the amount of funds provided by your President and any funds that were loaned.

Security Ownership of Certain Beneficial Owners and Management,
page
31

38. Please confirm to us that for each person listed in the table, you have included all shares beneficially owned for that person pursuant to Item 403 of Regulation S-B. For example, if Charles Godels has voting or investment power over the shares held by his wife, then he is the beneficial owner of those shares. The same applies to the selling stockholder table on page 11 in the prospectus.

Financial Statements - December 31, 2005

Statements of Operations, page F-4

39. Please revise your presentation of "Earnings (loss) per common share" to be rounded to the nearest cent.

Note F - Earnings per Common Share, page F-8

40. We note in your "Statement of Stockholder`s Equity" and in your disclosure on page 28 that you affected a 4,500 to 1 stock split in
December of 2005. Please revise financial statements to retroactively apply the effects of this stock split. Revise this note to clearly indicate that this is the accounting treatment applied to this stock split. This comment applies to all financial statement periods presented. Refer to Topic 4C of the Staff Accounting Bulletins.

Financial Statements - December 31, 2004

Notes to the Financial Statements, December 31, 2004, page F-14

41. We note your response to comment 54. We are unable to locate the added disclosures in the notes that describe the circumstances related to, the impact of, and the accounting for the fixed asset disposition in 2004. Please revise your presentation to include this information or provide a page reference to us of where to find this disclosure.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Diane J. Harrison, Esquire
      6860 Gulfport Blvd. South No. 162
      S. Pasadena, FL 33707

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Mr. Charles Godels
March 2, 2006
Page 1